UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 30, 2026

(Date of Report (Date of earliest event reported))

AtomBeam Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2545888
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(Full mailing address of principal executive offices)

(415) 404-9888

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.          Other Events

Compliance With Ongoing Reporting Requirements

AtomBeam Technologies Inc. (the “Company”) will be unable to timely file its Form 1-K for the year ended December 31, 2025, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AtomBeam Technologies Inc.

By	/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.
Date: April 30, 2026